UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For October 10, 2007

PATNI COMPUTER SYSTEMS LIMITED

Akruti Softech Park , MIDC Cross Road No 21,
Andheri (E) , Mumbai - 400 093, India

 (Exact name of registrant and address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If “Yes” is marked, indicate below the file under assigned to the registrant in connection with Rule 12g3-2(b):

Acquisition of proprietary intellectual property of CPW

This is to inform you that Patni Computer Systems Limited through its wholly owned subsidiary, Patni Computer Systems Inc, has entered into an agreement with UK based the Carphone Warehouse Limited (“CPW”) to acquire the worldwide rights to CPW’s proprietary intellectual property that enables communication service providers to offer customer management, retail point of sale and billing services for a variety of products and services.  Patni intends to use this intellectual property for the purposes of software licensing,  provision of re-usable intellectual property led IT services, managed services and  provision of hosted or “software -as- a service” solutions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PATNI COMPUTER SYSTEMS LIMITED

Dated: October 10, 2007	By:	/s/ ARUN KANAKAL
Arun Kanakal
Company Secretary